EXHIBIT 12

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                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND
                                          FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1998
                                          --------------------------------------------------
                                                         (Millions of dollars)


                                                                                         Years Ended December 31,
                                                           For the Nine                  ------------------------
                                                           Months Ended
                                                       September 30, 1999       1998     1997      1996      1995       1994
                                                       ------------------       ----     ----      ----      ----       ----

Income from continuing operations,  before
   provision or benefit for income taxes
   and cumulative effect of accounting changes
   effective 1-1-98 and 1-1-95.............................          $1,488   $   892   $3,514    $3,450   $1,201   $1,409
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              70        --      (11)      (4)        1       (1)
Minority interest in net income............................              62        56       68        72       54       44
Previously capitalized interest charged to
   income during the period................................              11        22       25        27       33       29
                                                                     ------    ------   ------    ------   ------   ------
        Total earnings.....................................           1,631       970    3,596     3,545    1,289    1,481
                                                                     ------    ------   ------    ------   ------   ------

Fixed charges Items charged to income:
     Interest charges......................................             432       664      528       551      614      594
     Interest factor attributable to operating
          lease rentals....................................              66       120      112       129      110      118
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              31        33       33        35       36       31
                                                                     ------    ------   ------    ------   ------   ------
        Total items charged to income......................             529       817      673       715      760      743

   Interest capitalized....................................              21        26       27        16       28       21
   Interest on ESOP debt guaranteed by Texaco Inc..........               -         3        7        10       14       14
                                                                     ------    ------   ------    ------   ------   ------
        Total fixed charges................................             550       846      707       741      802      778
                                                                     ------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............          $2,160    $1,787   $4,269    $4,260   $2,049   $2,224
   (Total earnings + Total items charged to income)                  ======    ======   ======    ======   ======   ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            3.93      2.11     6.04      5.75     2.55     2.86
                                                                     ======    ======   ======    ======   ======   ======
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